August 9, 2024

Jean-Marc Gilson
President and Chief Executive Officer
Westlake Corporation
2801 Post Oak Boulevard, Suite 600
Houston, TX 77056

       Re: Westlake Corporation
           Definitive Proxy Statement on Schedule 14A
           Filed March 29, 2024
           File No. 001-32260
Dear Jean-Marc Gilson:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay-Versus-Performance Compensation Table, page 31

1. The tables you have provided pursuant to Item 402(v) of Regulation S-K include several numerical amounts we are unable to confirm using the data in the Summary Compensation Table on page 23. For example, the amounts listed for 2021 and 2022 in
       the column titled    Summary Compensation Table Total for CEO($)    are
not the same as
       the amounts listed in the total column of the Summary Compensation Table. Similarly, we are unable to confirm the 2023 average included under the pay versus performance table
       column titled    Avg. Summary Compensation Table Total for Non-CEO
NEOs($)    using
       the 2023 Summary Compensation Table totals for Messrs. James Chao,
Bender,
       Buesinger and Ederington. In addition, the amounts you have included in footnote 2 in the
       row titled    Deduction for amounts reported under the    Stock Awards
 column in the
       Summary Compensation Table    do not appear in the Summary Compensation
Table.
       Please provide us additional information about the reasons for these discrepancies or
 August 9, 2024
Page 2

       confirm that you will address them in future proxy filings.
2. It appears that you have included net income attributable to Westlake Corporation in your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of
       Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in your pay versus performance table and related disclosure for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure
       Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is clearly identified as supplemental, not misleading, and not presented with greater
       prominence than the required disclosure.    See Pay Versus Performance,
Release No. 34-
       95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section
II.F.3.
3.     We note that you have included    Economic Value Added,    a non-GAAP
measure, as your
       Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. It is not clear from your disclosure on page 32 how this number is calculated from your audited financial statements. Please provide further discussion of where you
derive the    Weighted
       Average Cost of Capital    from your audited financial statements,
including all
       adjustments made to this metric. Please also provide clarity on certain amortization
       expenses    and    other items as deemed appropriate by the Committee
and how these are
       derived from your audited financial statements. Note that incorporation by reference to disclosure in a separate filing will not satisfy this disclosure requirement.
4.     We note disclosure in footnote 5 to your pay versus performance table that the
       compensation actually paid amounts for 2021 and 2022 were revised to correct an error in the calculation of the fair value of option awards. We also note that you limited your footnote disclosure to the most recent fiscal year. Regulation S-K Compliance and
       Disclosure Interpretation 128D.03 contemplates omitting footnote disclosure for all years other than the most recent fiscal year unless the prior years footnote disclosure would be
       material to an investor   s understanding of the information reported in
the pay versus
       performance table for the most recent fiscal year, or of the relationship disclosure provided under Item 402(v)(5) of Regulation S-K. Please tell us how you concluded that you were not required to provide footnote disclosure for years other than the most recent fiscal year in light of the revisions to your compensation actually paid amounts for 2021 and 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charlotte Young at 202-551-3280 or Amanda Ravitz at 202-551-3412 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Disclosure Review
Program